ETORO GROUP LTD.
30 SHESHET HAYAMIM ST.
BNEI BRAK, ISRAEL 5120261

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V95041-P52274 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

eToro Group Ltd.

The Board of Directors unanimously recommends you vote FOR the following proposals:

1. Re-election of Class I Directors

Nominees:	For	Against	Abstain
1a. Eddy Shalev	☐	☐	☐
1b. Laura Unger	☐	☐	☐

	For	Against	Abstain
2. Ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company's independent registered public accounting firm for the year ending December 31, 2026 and until the Company's next annual meeting of shareholders.	☐	☐	☐

3. Approval of certain amendments to the Company's Amended and Restated Memorandum and Articles of Association with respect to each of the following matters, each as further described in the Proxy Statement:

	For	Against	Abstain
3a. an amendment to the definition of "*Class B Transfer*" contained in Section 1 (*Definitions and Interpretations*) of the Memorandum of Association to provide that the grant of a pledge, charge or other security interest over Class B shares will not constitute a Class B Transfer triggering automatic conversion into Class A shares;	☐	☐	☐
3b. an amendment to Section 7.4 of the Articles of Association to remove the requirement that the Company's board of directors must fix a record date for determining shareholders entitled to vote at a meeting that is no earlier than the date that notice of such meeting is given to the Company's shareholders; and	☐	☐	☐
3c. an amendment to Section 7.13 of the Articles of Association to revise the quorum requirement for any adjourned meeting of shareholders (other than a meeting convened upon the requisition of shareholders, which would otherwise be dissolved) to any one or more shareholders present in person or by proxy.	☐	☐	☐
4. To instruct the chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s).	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com.

V95042-P52274

ETORO GROUP LTD.
ANNUAL MEETING OF SHAREHOLDERS
TUESDAY, MAY 26, 2026 3:00 p.m., Israel time

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Johnathan Alexander Assia, Meron Shani and Debbie Kahal, and each of them, as proxies, each with the power to appoint his or her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Class A common shares and/or Class B common shares of eToro Group Ltd. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 3:00 p.m., Israel time, on May 26, 2026, at 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261, and any adjournment or postponement thereof. The Annual Meeting of Shareholders also constitutes a separate class meeting of the holders of eToro Group Ltd.'s Class B common shares for purposes of voting on Proposal 3(a), as further described in the Proxy Statement.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE